Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2018 Financial Results

Non-GAAP1 Net Loss in Q1 2018 Decreased by 89.5% Year-Over-Year

Added 51 Offline Retail Stores and 7 Local Tour Operators2

NANJING, China, May 24, 2018 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Highlights for the First Quarter of 2018

•	Revenues from package tours in the first quarter of 2018 increased by 13.1% year-over-year to RMB402.7 million (US$64.2 million3).
•	Operating expenses in the first quarter of 2018 decreased by 31.4% year-over-year to RMB383.8 million (US$61.2 million).
•	Non-GAAP net loss was RMB23.8 million (US$3.8 million) in the first quarter of 2018, compared to a Non-GAAP net loss of RMB226.2 million in the first quarter of 2017.
•	As of April 30, 2018, Tuniu added 51 new offline retail stores during the year.
•	As of April 30, 2018, Tuniu had 21 local tour operators in total, including 7 newly launched local tour operators in China[4] during April.

Mr. Donald Dunde Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “As the leading online leisure travel company in China, we have developed a comprehensive sales network that allows us to efficiently acquire customers through various channels at different departure cities. With a solid foundation established through our sales network, our next step is to replicate the expansion model to our service network at destinations. As China’s consumption power continues its upward trend, Chinese travelers are demanding better services and experiences. We believe that many of these demands are still unmet and there continues to be an opportunity for Tuniu to provide products and services consistent with current demands through its service network.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “During the first quarter, we were able to continue reducing our net loss. The development of our sales network served a vital role in the reduction of our sales and marketing expenses. Tuniu’s new retail model continues to gain traction as customers acquired through our offline retail stores contributed more than 10% of our packaged tour GMV for the first time during this quarter. With our blended user acquisition cost declining from the expansion of our sales network, and bargaining power increasing from the development of our service network, Tuniu’s operational efficiency will continue to scale in the future.”

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The section below entitled “Highlights for the First Quarter of 2018” provides additional information about some key financial figures and operating data.

3 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2726 on March 30, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

4 The 7 newly opened local tour operators are located in Huhehot, Taiyuan, Chengde, Hulunbuir, Harbin, Dalian and Urumqi in China.

First Quarter 2018 Results

Net revenues were RMB480.5 million (US$76.6 million) in the first quarter of 2018, representing a year-over-year increase of 5.4% from the corresponding period in 2017.

•	Revenues from packaged tours, which are mainly recognized on a net basis, were RMB402.7 million (US$64.2 million) in the first quarter of 2018, representing a year-over-year increase of 13.1% from the corresponding period in 2017. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB77.9 million (US$12.4 million) in the first quarter of 2018, representing a year-over-year decrease of 22.2% from the corresponding period in 2017. The decrease was primarily due to the decline in revenues generated from financial services, commission fees received from air ticketing and service fees received from insurance companies.

Cost of revenues was RMB217.9 million (US$34.7 million) in the first quarter of 2018, representing a year-over-year increase of 6.4% from the corresponding period in 2017. As a percentage of net revenues, cost of revenues was 45.3% in the first quarter of 2018 compared to 44.9% in the corresponding period in 2017.

Gross profit was RMB262.6 million (US$41.9 million) in the first quarter of 2018, representing a year-over-year increase of 4.5% from the corresponding period in 2017. The increase was primarily due to the increase in efficiency resulting from economies of scale.

Operating expenses were RMB383.8 million (US$61.2 million) in the first quarter of 2018, representing a year-over-year decrease of 31.4% from the corresponding period in 2017. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB47.5 million (US$7.6 million) in the first quarter of 2018. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB336.3 million (US$53.6 million) in the first quarter of 2018, representing a year-over-year decrease of 32.5%.

•	Research and product development expenses were RMB84.1 million (US$13.4 million) in the first quarter of 2018, representing a year-over-year decrease of 47.3%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.7 million (US$0.3 million), were RMB82.4 million (US$13.1 million) in the first quarter of 2018, representing a year-over-year decrease of 47.6% from the corresponding period in 2017. Research and product development expenses as a percentage of net revenues were 17.5% in the first quarter of 2018, decreasing from 35.0% in the corresponding period in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB185.8 million (US$29.6 million) in the first quarter of 2018, representing a year-over-year decrease of 26.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.3 million (US$5.5 million), were RMB151.5 million (US$24.1 million) in the first quarter of 2018, representing a year-over-year decrease of 30.9% from the corresponding period in 2017. Sales and marketing expenses as a percentage of net revenues were 38.7% in the first quarter of 2018, decreasing from 55.6% in the corresponding period in 2017. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB114.6 million (US$18.3 million) in the first quarter of 2018, representing a year-over-year decrease of 24.3%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB11.5 million (US$1.8 million), were RMB103.1 million (US$16.4 million) in the first quarter of 2018, representing a year-over-year decrease of 19.0% from the corresponding period in 2017. General and administrative expenses as a percentage of net revenues were 23.9% in the first quarter of 2018, decreasing from 33.2% in the corresponding period in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and decline in personnel related fees.

Loss from operations was RMB121.1 million (US$19.3 million) in the first quarter of 2018, compared to a loss from operations of RMB308.0 million in the first quarter of 2017. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB73.4 million (US$11.7 million) in the first quarter of 2018.

Net loss was RMB71.6 million (US$11.4 million) in the first quarter of 2018, compared to a net loss of RMB287.4 million in the first quarter of 2017. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB23.8 million (US$3.8 million) in the first quarter of 2018.

Net loss attributable to ordinary shareholders was RMB74.7 million (US$11.9 million) in the first quarter of 2018, compared to a net loss attributable to ordinary shareholders of RMB288.2 million in the first quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB26.9 million (US$4.3 million) in the first quarter of 2018.

As of March 31, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.1 billion (US$500.3 million).

Business Outlook

For the second quarter of 2018, Tuniu expects to generate RMB519.9 million to RMB538.3 million of net revenues, which represents 13% to 17% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on May 24, 2018, (8:00 pm, Beijing/Hong Kong Time, on May 24, 2018) to discuss the first quarter 2018 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 1Q 2018 Earnings Call

A telephone replay will be available one hour after the end of the conference through May 31, 2018. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10120454

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,000,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	484,101	612,269	97,610
Restricted cash	91,810	145,904	23,261
Short-term investments	3,084,634	2,379,946	379,419
Accounts receivable, net	286,627	327,759	52,252
Amounts due from related parties	171,331	114,310	18,224
Prepayments and other current assets	939,463	990,806	157,958
Yield enhancement products and accrued interest	31,337	6,708	1,069
Total current assets	5,089,303	4,577,702	729,793

Non-current assets
Long term investments	484,991	993,319	158,358
Property and equipment, net	148,278	148,919	23,741
Intangible assets, net	460,634	426,076	67,927
Goodwill	147,639	147,639	23,537
Yield enhancement products over one year and accrued interest	170,505	106,569	16,990
Other non-current assets	156,455	166,558	26,553
Total non-current assets	1,568,502	1,989,080	317,106
Total assets	6,657,805	6,566,782	1,046,899

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	852,500	1,161,487	185,168
Amounts due to related parties	86,923	83,541	13,318
Salary and welfare payable	187,561	99,822	15,914
Taxes payable	32,036	18,101	2,886
Advances from customers	1,210,615	1,033,293	164,731
Accrued expenses and other current liabilities	373,690	399,541	63,695
Amounts due to the individual investors of yield enhancement products	177,971	141,012	22,481
Total current liabilities	2,921,296	2,936,797	468,193

Non-current liabilities	42,481	40,842	6,511
Total liabilities	2,963,777	2,977,639	474,704

Mezzanine equity
Redeemable noncontrolling interests	96,719	98,528	15,708

Shareholders' equity
Ordinary shares	248	248	40
Less: Treasury stock	(185,419)	(203,717)	(32,477)
Additional paid-in capital	9,013,793	9,025,354	1,438,854
Accumulated other comprehensive income	272,386	243,934	38,889
Accumulated deficit	(5,505,897)	(5,579,701)	(889,536)
Total Tuniu's shareholders' equity	3,595,111	3,486,118	555,770
Noncontrolling interests	2,198	4,497	717
Total Shareholders' equity	3,597,309	3,490,615	556,487
Total liabilities and shareholders' equity	6,657,805	6,566,782	1,046,899

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$

Revenues
Packaged tours	355,948	290,054	402,679	64,197
Others	100,093	179,832	77,854	12,412
Net revenues	456,041	469,886	480,533	76,609
Cost of revenues	(204,737)	(234,733)	(217,907)	(34,740)
Gross profit	251,304	235,153	262,626	41,869

Operating expenses
Research and product development	(159,403)	(111,151)	(84,054)	(13,400)
Sales and marketing	(253,756)	(193,696)	(185,831)	(29,626)
General and administrative	(151,333)	(154,490)	(114,609)	(18,271)
Other operating income	5,223	3,348	735	117
Total operating expenses	(559,269)	(455,989)	(383,759)	(61,180)
Loss from operations	(307,965)	(220,836)	(121,133)	(19,311)
Other income/(expenses)
Interest income	22,954	44,426	39,474	6,293
Foreign exchange gains/(losses), net	(1,370)	(2,009)	5,977	953
Other income/(loss), net	429	(147)	7,945	1,267
Loss before income tax expense	(285,952)	(178,566)	(67,737)	(10,798)
Income tax expense	(1,406)	(7,569)	(3,828)	(610)
Net loss	(287,358)	(186,135)	(71,565)	(11,408)
Net income/(loss) attributable to noncontrolling interests	(751)	(2,939)	1,299	207
Net income/(loss) attributable to redeemable noncontrolling interests	275	(93)	940	150
Net loss attributable to Tuniu Corporation	(286,882)	(183,103)	(73,804)	(11,765)
Accretion on redeemable noncontrolling interest	(1,356)	(1,757)	(869)	(139)
Net loss attributable to ordinary shareholders	(288,238)	(184,860)	(74,673)	(11,904)

Net loss	(287,358)	(186,135)	(71,565)	(11,408)
Other comprehensive income loss:
Foreign currency translation adjustment, net of nil tax	(19,190)	(24,770)	(28,452)	(4,536)
Comprehensive loss	(306,548)	(210,905)	(100,017)	(15,944)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.76)	(0.48)	(0.19)	(0.03)
Net loss per ADS - basic and diluted*	(2.28)	(1.44)	(0.57)	(0.09)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,164,347	387,993,534	388,843,912	388,843,912

Share-based compensation expenses included are as follows:
Cost of revenues	321	230	227	36
Research and product development	1,784	1,324	1,260	201
Sales and marketing	477	201	185	29
General and administrative	23,139	17,089	10,709	1,707
Total	25,721	18,844	12,381	1,973

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2018
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(217,907)	227	-	(217,680)

Research and product development	(84,054)	1,260	399	(82,395)
Sales and marketing	(185,831)	185	34,163	(151,483)
General and administrative	(114,609)	10,709	781	(103,119)
Other operating income	735	-	-	735
Total operating expenses	(383,759)	12,154	35,343	(336,262)

Loss from operations	(121,133)	12,381	35,343	(73,409)

Net loss	(71,565)	12,381	35,343	(23,841)

Net loss attributable to ordinary shareholders	(74,673)	12,381	35,343	(26,949)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.19)			(0.07)
Net loss per ADS - basic and diluted (RMB)	(0.57)			(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	388,843,912			388,843,912

	Quarter Ended December 31, 2017
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(234,733)	230	-	(234,503)

Research and product development	(111,151)	1,324	399	(109,428)
Sales and marketing	(193,696)	201	34,163	(159,332)
General and administrative	(154,490)	17,089	777	(136,624)
Other operating income	3,348	-	-	3,348
Total operating expenses	(455,989)	18,614	35,339	(402,036)

Loss from operations	(220,836)	18,844	35,339	(166,653)

Net loss	(186,135)	18,844	35,339	(131,952)

Net loss attributable to ordinary shareholders	(184,860)	18,844	35,339	(130,677)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.48)			(0.34)
Net loss per ADS - basic and diluted (RMB)	(1.44)			(1.02)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	387,993,534			387,993,534

	Quarter Ended March 31, 2017
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(204,737)	321	-	(204,416)

Research and product development	(159,403)	1,783	399	(157,221)
Sales and marketing	(253,756)	477	34,163	(219,116)
General and administrative	(151,333)	23,139	827	(127,367)
Other operating income	5,223	-	-	5,223
Total operating expenses	(559,269)	25,399	35,389	(498,481)

Loss from operations	(307,965)	25,720	35,389	(246,856)

Net loss	(287,358)	25,720	35,389	(226,249)

Net loss attributable to ordinary shareholders	(288,238)	25,720	35,389	(227,129)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.76)			(0.60)
Net loss per ADS - basic and diluted (RMB)	(2.28)			(1.80)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,164,347			378,164,347